Exhibit 99.1

Jaguar Mining to Attend Cambridge Vancouver Resource Investment Conference - January 18-19, 2015

TSX-V: JAG

TORONTO, Jan. 9, 2015 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (JAG: TSX-V) is pleased to announce that Mr. George Bee, President and Chief Executive Officer and Mr. Derrick Weyrauch, Chief Financial Officer will be attending the Vancouver Resource Investment Conference on Sunday, January 18 and Monday, January 19, 2015.

Investors, media and other stakeholders and interested parties are invited to visit Jaguar Mining at booth number 1604 while at the Conference.

For further information please contact the Investor Relations Department directly at ir@jaguarmining.com.br

About Jaguar Mining Inc.

Jaguar is a gold producer with mining operations in a prolific greenstone belt in the state of Minas Gerais, Brazil. Additionally, Jaguar wholly owns the large-scale Gurupi Development Project in the state of Maranhão, Brazil. In total, the Company owns mineral claims covering an area of approximate 197,000-hectares. Additional information is available on the Company's website at www.jaguarmining.com.

SOURCE Jaguar Mining Inc.

%CIK: 0001333849

For further information: Derrick Weyrauch, Chief Financial Officer, Phone: 01-416-628-9601, dweyrauch@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 06:30e 09-JAN-15